

May 11, 2021

Amir Ben-Yohanan
Chief Executive Officer
Clubhouse Media Group, Inc.
3651 Lindell Road, D517
Las Vegas, NV 89103

> **Re: Clubhouse Media Group, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed April 27, 2021**
> **File No. 024-11447**

Dear Mr. Ben-Yohanan:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 16, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed April 27, 2021

Cover Page

1. We note your revised disclosure in response to our prior comment 1, and re-issue the comment in part. Please amend the disclosure in your offering statement and in Part I of Item 4 of your Form 1-A to disclose the aggregate offering price of your offering. In this regard, while you disclose the aggregate maximum offering price to investors, you do not include an aggregate offering price as defined in Rule 251(a). When calculating the aggregate offering price, please include the value of the shares underlying the placement agent's warrants. Refer to the Note to Paragraph (a) in Rule 251 of Regulation A. Please ensure that the aggregate offering price disclosed in Part I is consistent with the aggregate offering price disclosed in your offering statement. Lastly, please revise the "Offering

Summary" terms included on your webpage on the FlashFunders.com website, so that such terms are consistent with the disclosure in your offering statement and Part I of your Form 1-A. In this regard, we note the "Offering Summary" terms on the website provides that you will be qualifying 10,000,000 shares under this offering statement at $3.00 per share. Please also remove the statement on the website that you are offering securities through a registration statement that has been qualified by the Securities and Exchange Commission under the Securities Act of 1933, as Regulation A is an exemption from the registration requirements of the Securities Act of 1933.

<u>Capitalization, page 17</u>

2.   Total capitalization does not foot from the debt and equity amounts above it. It assumes total stockholders' deficit is a positive rather than negative number. Please revise the total capitalization amount.

<u>Part III - Exhibits, page 107</u>

3.   Please file any agreements pursuant to which you will use the online platform operated by FlashFunders Funding Portal, LLC.

<u>General</u>

4.   We note an "Investor Presentation" dated April 2021 on and accessible via your webpage on the FlashFunders.com website, which is not included in your offering statement. Please file all testing the waters materials as an exhibit to the offering statement and confirm that these communications will comply with the conditions in Securities Act Rule 255(b)(4). See Part III, Item 17(13) of Form 1-A. In addition, please revise your disclosure in Part I so that it is consistent with your use of testing the waters materials. In this regard, we note that, in Item 4 of Part I of your Form 1-A, you indicate that you have not used solicitation of interest communications in connection with the proposed offering.

You may contact Joel Parker at (202) 551-3651 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Anthony